UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Cascade Bancorp

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

147154108

(CUSIP Number)

Lightyear Fund II, L.P.

9 West 57th Street, 31st Floor

New York, New York 10019

(212) 328-0555

Copies to:

Caroline B. Gottschalk, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

(212) 455-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. Lightyear Fund II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 11,438,500
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 11,438,500
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,438,500
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 24.0%[1]
14.	Type of Reporting Person (See Instructions) PN

[1]	Based on 47,588,460 shares of Common Stock of the Company outstanding as of November 8, 2013, as reported by the Company in its Quarterly Report on Form 10-Q filed on November 12, 2013.

1.	Names of Reporting Persons. Lightyear Co-Invest Partnership II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 30,250
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 30,250
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 30,250
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 0.1%[2]
14.	Type of Reporting Person (See Instructions) PN

[2]	Based on 47,588,460 shares of Common Stock of the Company outstanding as of November 8, 2013, as reported by the Company in its Quarterly Report on Form 10-Q filed on November 12, 2013.

1.	Names of Reporting Persons. Lightyear Fund II GP, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 11,438,500
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 11,438,500
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,438,500
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 24.0%[3]
14.	Type of Reporting Person (See Instructions) PN

[3]	Based on 47,588,460 shares of Common Stock of the Company outstanding as of November 8, 2013, as reported by the Company in its Quarterly Report on Form 10-Q filed on November 12, 2013.

1.	Names of Reporting Persons. Lightyear Fund II GP Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 11,468,750
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 11,468,750
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,468,750
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 24.1%[4]
14.	Type of Reporting Person (See Instructions) OO

[4]	Based on 47,588,460 shares of Common Stock of the Company outstanding as of November 8, 2013, as reported by the Company in its Quarterly Report on Form 10-Q filed on November 12, 2013.

1.	Names of Reporting Persons. Lightyear Capital II, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 12,466
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 12,466
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,466
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) Less than 0.1%[5]
14.	Type of Reporting Person (See Instructions) OO

[5]	Based on 47,588,460 shares of Common Stock of the Company outstanding as of November 8, 2013, as reported by the Company in its Quarterly Report on Form 10-Q filed on November 12, 2013.

1.	Names of Reporting Persons. Lightyear Capital LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 12,466
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 12,466
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,466
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) Less than 0.1%[6]
14.	Type of Reporting Person (See Instructions) OO

[6]	Based on 47,588,460 shares of Common Stock of the Company outstanding as of November 8, 2013, as reported by the Company in its Quarterly Report on Form 10-Q filed on November 12, 2013.

1.	Names of Reporting Persons. LY Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 11,468,750
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 11,468,750
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,468,750
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 24.1%[7]
14.	Type of Reporting Person (See Instructions) OO

[7]	Based on 47,588,460 shares of Common Stock of the Company outstanding as of November 8, 2013, as reported by the Company in its Quarterly Report on Form 10-Q filed on November 12, 2013.

1.	Names of Reporting Persons. Mark F. Vassallo
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 11,481,216
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 11,481,216
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,481,216
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 24.1%[8]
14.	Type of Reporting Person (See Instructions) IN

[8]	Based on 47,588,460 shares of Common Stock of the Company outstanding as of November 8, 2013, as reported by the Company in its Quarterly Report on Form 10-Q filed on November 12, 2013.

1.	Names of Reporting Persons. Marron & Associates, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. Chestnut Venture Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. Donald B. Marron
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 2 supplements and amends the Statement on Schedule 13D (the “Original Schedule 13D” and, as amended by Amendment No. 1 thereto filed on October 25, 2013, together with this Amendment No. 2, the “Schedule 13D”) filed on February 4, 2011 and is being filed by (1) Lightyear Fund II, L.P., a Delaware limited partnership (“Lightyear Fund II”), (2) Lightyear Co-Invest Partnership II, L.P., a Delaware limited partnership (“Co-Invest” and, together with Lightyear Fund II, the “Lightyear Voting Parties” and each a “Lightyear Voting Party”), (3) Lightyear Fund II GP, L.P., a Delaware limited partnership (“Lightyear Fund II GP”), (4) Lightyear Fund II GP Holdings, LLC, a Delaware limited liability company (“Lightyear Fund II GP Holdings”), (5) LY Holdings, LLC, a Delaware limited liability company (“LY Holdings”), (6) Mr. Mark F. Vassallo, an individual, (7) Marron & Associates, LLC, a Delaware limited liability company (“Marron & Associates”), (8) Chestnut Venture Holdings, LLC, a Delaware limited liability company (“Chestnut Venture Holdings”), (9) Lightyear Capital II, LLC, a Delaware limited liability company (“Lightyear Capital II”), (10) Lightyear Capital LLC, a Delaware limited liability company (“Lightyear Capital”), and (11) Mr. Donald B. Marron, an individual (collectively, the “Reporting Persons”), relating to the Common Stock, no par value (the “Common Stock”), of Cascade Bancorp, an Oregon corporation (the “Company”).

Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D. Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D.

This Amendment No. 2 is being filed solely to report that Mr. Vassallo and LY Holdings became indirect beneficial owners of securities of the Issuer held directly by Lightyear Fund II, Co-Invest and Lightyear Capital II when Mr. Mark F. Vassallo became the managing member of (i) Lightyear Capital, the sole member of Lightyear Capital II, and (ii) LY Holdings, which became the managing member of the ultimate general partner of Lightyear Fund II and Co-Invest, succeeding, respectively, Mr. Donald B. Marron and Marron & Associates, an entity controlled by Mr. Marron through Chestnut Venture Holdings. Each of Marron & Associates, Chestnut Venture Holdings and Mr. Marron no longer beneficially own such securities of the Issuer.

Item 2. Identity and Background

Item 2 of the Schedule 13D is amended and restated to read in its entirety as follows:

(a) – (c) This statement is being filed jointly by the Reporting Persons.

Lightyear Fund II is a private investment firm that invests in leveraged buyouts, recapitalizations and growth capital opportunities. The address of the principal business and principal office of Lightyear Fund II is 9 West 57th Street, 31st Floor, New York, New York 10019.

Co-Invest is a private investment firm that invests in leveraged buyouts, recapitalizations and growth capital opportunities. The address of the principal business and principal office of Co-Invest is 9 West 57th Street, 31st Floor, New York, New York 10019.

Lightyear Fund II GP is the general partner of Lightyear Fund II. The principal business of Lightyear Fund II GP is acting as general partner of Lightyear Fund II. The address of the principal business and principal office of Lightyear Fund II GP is 9 West 57th Street, 31st Floor, New York, New York 10019.

Lightyear Fund II GP Holdings is the general partner of Lightyear Fund II GP and Co-Invest. The principal business of Lightyear Fund II GP Holdings is acting as general partner of Lightyear Fund II GP and Co-Invest. The address of the principal business and principal office of Lightyear Fund II GP Holdings is 9 West 57th Street, 31st Floor, New York, New York 10019.

The managing member of Lightyear Fund II GP Holdings is LY Holdings. The principal business of LY Holdings is acting as managing member of Lightyear Fund II GP Holdings. The address of the principal business and principal office of LY Holdings is 9 West 57th Street, 31st Floor, New York, New York 10019.

Marron & Associates is the former managing member of Lightyear Fund II GP Holdings. The sole member of Marron & Associates is Chestnut Venture Holdings. The principal business of Chestnut Venture Holdings is acting as the sole member of Marron & Associates. The address of the principal business and principal office of each of Marron & Associates and Chestnut Venture Holdings is 9 West 57th Street, 31st Floor, New York, New York 10019.

Lightyear Capital II is an investment advisory firm. The address of the principal business and principal office of Lightyear Fund II is 9 West 57th Street, 31st Floor, New York, New York 10019.

The sole member of Lightyear Capital II is Lightyear Capital. Lightyear Capital is an investment advisory firm. The address of the principal business and principal office of Lightyear Capital is 9 West 57th Street, 31st Floor, New York, New York 10019.

The managing member of Chestnut Venture Holdings is Mr. Donald B. Marron. The present principal occupation of Mr. Marron is as Chairman and Founder of Lightyear Capital. The business address of Mr. Marron is 9 West 57th Street, 31st Floor, New York, New York 10019. Mr. Marron is a United States citizen.

The managing member of LY Holdings and Lightyear Capital is Mr. Mark F. Vassallo. The present principal occupation of Mr. Vassallo is as Managing Partner of Lightyear Capital. The business address of Mr. Vassallo is 9 West 57th Street, 31st Floor, New York, New York 10019. Mr. Vassallo is a United States citizen.

(d) – (e) During the last five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) The citizenship of each of the Reporting Persons is set forth above in this Item 2.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is amended and supplemented by adding the following paragraph at the end thereof:

As of December 31, 2013, Mr. Vassallo and LY Holdings became indirect beneficial owners of securities of the Issuer held directly by Lightyear Fund II, Co-Invest, and Lightyear Capital II, when Mr. Mark F. Vassallo became the managing member of (i) Lightyear Capital, the sole member of Lightyear Capital II, and (ii) LY Holdings, LLC, which became the managing member of the ultimate general partner of Lightyear Fund II and Co-Invest.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended and restated to read in its entirety as follows:

(a) Lightyear Fund II and Lightyear Fund II GP may be deemed to be the beneficial owners of 11,438,500 shares of Common Stock and Co-Invest may be deemed to be the beneficial owner of 30,250 shares of Common Stock. Lightyear Fund II GP Holdings and LY Holdings may be deemed to be the beneficial owner of 11,468,750 shares of Common Stock owned by Lightyear Fund II and Co-Invest. As a result of grants of restricted shares to Lightyear Capital II on May 9, 2011, May 9, 2012 and May 28, 2013, in respect of director compensation to Mr. Chris Casciato, Lightyear Capital may be deemed to be the beneficial owner of 12,466 shares of Common Stock. Mr. Vassallo may be deemed to be the beneficial owner of 11,481,216 shares of Common Stock owned by Lightyear Fund II, Co-Invest and Lightyear Capital II. The filing of this statement on Schedule 13D shall not be construed as an admission that any of the Reporting Persons is the beneficial owner of any securities covered by this statement. Based upon 47,588,460 shares of Common Stock of the Company outstanding as of November 8, 2013, as reported by the Company in its Quarterly Report on Form 10-Q filed on November 12, 2013: (1) the shares of Common Stock owned by Lightyear Fund II represent approximately 24.0% of the issued and outstanding shares of Common Stock, (2) the shares of Common Stock owned by Co-Invest represent approximately 0.1% of the issued and outstanding shares of Common Stock, (3) the shares of Common Stock owned by Lightyear Capital II represent less than 0.1% of the issued and outstanding shares of Common Stock and (4) the shares of Common Stock owned in the aggregate by the Reporting Persons represent approximately 24.1% of the issued and outstanding shares of Common Stock. This Schedule 13D is filed on behalf of the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(b) Lightyear Fund II GP could be deemed to have shared voting or dispositive power over the shares owned by Lightyear Fund II. Each of Lightyear Fund II GP Holdings, LY Holdings and Mr. Vassallo could be deemed to have shared voting or dispositive power over the shares owned by Lightyear Fund II and Co-Invest. Each of Lightyear Capital and Mr. Vassallo could be deemed to have shared voting or dispositive power over the shares owned by Lightyear Capital II.

(c) Except as set forth herein, none of the Reporting Persons has effected any transaction in any shares of Common Stock during the past 60 days.

(d) Not applicable.

(e) As of December 31, 2013, each of Marron & Associates, Chestnut Venture Holdings and Mr. Donald B. Marron ceased to be the beneficial owner of more than five percent of the shares of Common Stock.

Item 7. Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following additional exhibits:

9. Joint Filing Agreement, dated January 14, 2014

13. Power of Attorney of Mr. Mark F. Vassallo, dated January 10, 2014.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

LIGHTYEAR FUND II, L.P.

By: Lightyear Fund II GP, L.P., its general partner

By: Lightyear Fund II GP Holdings, LLC, its general partner

By: LY Holdings, LLC, its managing member

By:	/s/ Timothy J. Kacani
Name: Timothy J. Kacani
Title: Authorized Signatory

LIGHTYEAR CO-INVEST PARTNERSHIP II, L.P.

By: Lightyear Fund II GP Holdings, LLC, its general partner

By: LY Holdings, LLC, its managing member

By:	/s/ Timothy J. Kacani
Name: Timothy J. Kacani
Title: Authorized Signatory

LIGHTYEAR FUND II GP, L.P.

By: Lightyear Fund II GP Holdings, LLC, its general partner

By: LY Holdings, LLC, its managing member

By:	/s/ Timothy J. Kacani
Name: Timothy J. Kacani
Title: Authorized Signatory

LIGHTYEAR FUND II GP HOLDINGS, LLC

By: LY Holdings, LLC, its managing member

By:	/s/ Timothy J. Kacani
Name: Timothy J. Kacani
Title: Authorized Signatory

LY HOLDINGS, LLC

By:	/s/ Timothy J. Kacani
Name: Timothy J. Kacani
Title: Authorized Signatory

LIGHTYEAR CAPITAL II, LLC

By:	/s/ Timothy J. Kacani
Name: Timothy J. Kacani
Title: Authorized Signatory

LIGHTYEAR CAPITAL LLC

By:	/s/ Timothy J. Kacani
Name: Timothy J. Kacani
Title: Authorized Signatory

MARK F. VASSALLO, an individual

By:	/s/ Timothy J. Kacani
Name: Timothy J. Kacani
Title: Attorney-in-Fact

MARRON & ASSOCIATES, LLC

By:	/s/ Timothy J. Kacani
Name: Timothy J. Kacani
Title: Vice President

CHESTNUT VENTURE HOLDINGS, LLC

By:	/s/ Timothy J. Kacani
Name: Timothy J. Kacani
Title: Vice President

DONALD B. MARRON, an individual

By:	/s/ Timothy J. Kacani
Name: Timothy J. Kacani
Title: Attorney-in-Fact

Dated: January 14, 2014